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                            March 30, 2021

       Christopher Mulgrew
       Chief Financial Officer
       Hawkeye Systems, Inc.
       6605 Abercorn, Suite 204
       Savannah, GA 31405

                                                        Re: Hawkeye Systems,
Inc.
                                                            Form 10-K for the
fiscal year ended June 30, 2020
                                                            Forms 10-Q for the
quarterly periods ended
                                                            September 30, 2020
and December 31, 2020
                                                            File No. 333-227029

       Dear Mr. Mulgrew:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended June 30, 2020

       Item 9A. Controls and Procedures, page 34

   1. We note the disclosures provided related to management's annual report on internal control over financial
reporting. However, your disclosures do not appear to address your conclusions as to your
disclosure controls and procedures. Please amend the June 30,
                                                        2020 Form 10-K to
further comply with the requirements of Item 307 of Regulation S-K.
                                                        Please amend your
subsequent Forms 10-Q for the quarterly periods ended September 30,
                                                        2020 and December 31,
2020 to provide the foregoing required disclosures therein as well. Please provide
updated management certifications as appropriate with each
                                                        amendment.
 Christopher Mulgrew
Hawkeye Systems, Inc.
March 30, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at (202) 551-3743 or Kevin Vaughn at (202) 551-3494 with any questions.



FirstName LastNameChristopher Mulgrew                     Sincerely,
Comapany NameHawkeye Systems, Inc.
                                                          Division of
Corporation Finance
March 30, 2021 Page 2                                     Office of Life
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FirstName LastName